UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18

112 W. 34th Street, New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Material Definitive Agreements

On September 19, 2025, BAIYA INTERNATIONAL GROUP INC. (the “Company”) entered into a stock purchase agreement (the “Agreement”) with STARFISH TECHNOLOGY-FZE, a software development company formed pursuant to the laws of the United Arab Emirates (“Starfish”) and each of the holders of Starfish’s outstanding capital shares, to acquire 100% of the equity interests in Starfish. The purchase price will be paid in the form of 2,320,000 newly-issued Class A ordinary shares of the Company. The transaction is expected to close in the fourth quarter of 2025, subject to customary closing conditions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, the form of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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